Exhibit 3.1 (a)

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

THE FUTURE EDUCATION GROUP INC.

The Future Education Group Inc., a corporation organized and existing under and by virtue of the provisions of the Nevada Revised Statutes (the “NRS”),

DOES HEREBY CERTIFY:

That the name of this corporation is The Future Education Group Inc. and that this corporation was originally incorporated pursuant to the NRS on September 10, 2014; and

That the Board of Directors duly adopted resolutions proposing to amend and restate the Articles of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Articles of Incorporation of this corporation be amended and restated in its entirety as follows:

FIRST: The name of the corporation is The Future Education Group Inc. (hereinafter called the "Corporation").

SECOND: The address of its registered office in the State of Nevada is [______________________]. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the NRS.

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 300,000,000, of which 200,000,000 shares shall be Common Stock of the par value of $.001 per share, and 100,000,000 shares shall be Preferred Stock of the par value of $.001 per share.

(A) Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the NRS. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

(B) Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

FIFTH: The election of directors need not be by written ballot unless the by-laws so provide.

SIXTH: The Board of Directors of the Corporation is authorized and empowered from time to time in its discretion to make, alter, amend or repeal by-laws of the Corporation, except as such power may be restricted or limited by the NRS.

SEVENTH: Shareholders of the Corporation shall not have preemptive rights or cumulative voting rights.

EIGHTH : The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the NRS, as the same may be amended and supplemented hereafter.

IN WITNESS WHEREOF, this Amended and Restated Articles of Incorporation has been executed by a duly authorized officer of this corporation on this ____ of ____________, 2015.

Name: Alice Wu
Title: Chief Financial Officer